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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person


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   (Last)               (First)                 (Middle)

     Lee, Thomas H.
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                                    (Street)
     c/o Thomas H. Lee Company
     75 State Street

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   (City)               (State)                 (Zip)

     Boston, MA   02109
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2. Issuer Name and Ticker or Trading Symbol

     Autotote Corporation ("TTE")

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     December 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value
per share ("Common Stock")                                                                           3,333      D

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/31/97       S               106,041     D      $2.25    1,317,788      I         (1)
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Common Stock                          12/31/97       S               612,902     D      $2.25    1,229,775      I         (2)
------------------------------------------------------------------------------------------------------------------------------------

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(1)  Represents shares of Common Stock held by the 1989 Thomas H. Lee Trust.  The Reporting Person is the general partner of the
     1989 Thomas H. Lee Nominee Trust Limited Partnership, the beneficiary of the 1989 Thomas H. Lee Nominee Trust.  The Reporting
     Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
------------------------------------------------------------------------------------------------------------------------------------
(2)  Represents shares of Common Stock held by Thomas H. Lee Equity Partners, L.P.  The reporting person is an individual general general partner of Thomas H. Lee Equity Partners, L.P.  The Reporting Person disclams beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                 (3)      (3)
 Warrants           $1.6357  S                       552,381 10/31/91 10/31/99 Common    552,381 $0.90    -0-      -0-       (4)
------------------------------------------------------------------------------------------------------------------------------------
(3)  On 10/29/96 the Board of Directors of Autotote Corporation extended the expiration date for the Warrants issued on 10/31/91 by three years from 10/31/96 to 10/31/99.
------------------------------------------------------------------------------------------------------------------------------------
(4)  Represents warrants held by the 1989 Thomas H. Lee Trust.  The Reporting Person is the general partner of the 1989 Thomas H.
     Lee Nominee Trust Limited Partnership, the beneficiary of the 1989 Thomas H. Lee Nominee Trust.  The Reporting Person
     disclaims beneficial ownership of such warrants, except to the extent of his pecuniary interest therein.
====================================================================================================================================

Explanation of Responses:




     /s/Thomas H. Lee                                       1/9/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.